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                                                               EXHIBIT (a)(1)(G)


For Immediate Release                                                   Contact:

Tuesday, August 9, 2005         Joseph C. Horvath, CFO -- Vice President-Finance
                                                                    717.264.7161

                         TB WOOD'S CORPORATION COMMENCES
                           DUTCH AUCTION TENDER OFFER

         CHAMBERSBURG, PA - TB Wood's Corporation (NASDAQ: TBWC) announced today that it has commenced its previously announced "Dutch Auction" tender offer to purchase up to 750,000 shares of its common stock at a price per share not less than $5.00 and not greater than $7.50. The mid-point of this range represents approximately a 21% premium above the closing price per share of the common stock of $5.17 on the Nasdaq National Market on July 29, 2005, the last trading day prior to TB Wood's announcement of its intent to commence the tender offer.

         The number of shares of common stock proposed to be purchased in the Dutch Auction tender offer represents approximately 14.44% of the currently outstanding shares of common stock. The closing price per share of the common stock on Nasdaq on August 8, 2005 was $6.04 per share.

         The purchase will be financed from borrowings under a proposed new mezzanine debt facility. As a result, the tender offer will be subject to the receipt of debt financing on terms and conditions satisfactory to the Company, in its reasonable judgment, in an amount sufficient to purchase the shares in the tender offer, to repay certain senior bank debt and to pay related fees and expenses. The tender will also be subject to the receipt of a minimum of 500,000 shares validly tendered and not withdrawn. Thomas C. Foley, one of the Company's directors and the largest stockholder, has informed the Company that he does not intend to tender shares pursuant to the tender offer and the Company's other directors and executive officers also have advised that they do not intend to tender any shares in the tender offer.

         The tender offer will expire at 12:00 midnight, New York City time, on Tuesday, September 6, 2005, unless extended by TB Wood's. Tenders of shares of common stock must be made on or prior to the expiration of the tender offer and may be withdrawn at any time on or prior to the expiration of the tender offer.

         Under the procedures for a Dutch Auction tender offer, the Company's shareholders will have the opportunity to tender some or all of their shares at a price within the $5.00 to $7.50 per share range. Based on the number of shares tendered and the prices specified by the tendering shareholders, the Company will determine the lowest per-share price within the range that will enable it to buy 750,000 shares of common stock, or if a lesser number of shares are properly tendered in an amount not less than 500,000 shares, all shares that are properly tendered and not withdrawn. All shares accepted in the tender offer will be purchased at the same determined price per share regardless of whether the shareholder tendered at a lower price. Shareholders whose shares are purchased in the offer will be paid the determined purchase price net in cash, without interest, after the expiration of the offer period.

         In addition to the financing condition and the minimum share condition described above, the offer is subject to a number of other terms and conditions that will be described in the offer to purchase to be distributed to shareholders. Neither the Company nor its Board of Directors is making any recommendation to shareholders as to whether to tender or refrain from tendering their shares into the tender offer. Shareholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase by the Company. The offer to purchase and related documents are being mailed to record holders of shares of common stock and also will be made available for distribution to beneficial owners of shares of common stock.

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         The information agent is D.F. King & Co., Inc. The depositary is
American Stock Transfer & Trust Company. The offer to purchase and related documents are being mailed to record holders of shares of common stock and also will be made available for distribution to beneficial owners of shares of common stock. For questions and information, please call the information agent toll free at (800) 669-5550.

         THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL SHARES OF TB WOOD'S COMMON STOCK. THE TENDER OFFER IS BEING MADE ONLY PURSUANT TO THE OFFER TO PURCHASE AND RELATED MATERIALS THAT TB WOOD'S IS DISTRIBUTING TO ITS SHAREHOLDERS. SHAREHOLDERS AND INVESTORS SHOULD READ CAREFULLY THE OFFER TO PURCHASE AND RELATED MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS AND INVESTORS MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT ON SCHEDULE TO, THE OFFER TO PURCHASE AND OTHER DOCUMENTS THAT TB WOOD'S IS FILING WITH THE SECURITIES AND EXCHANGE COMMISSION AT THE COMMISSION'S WEB SITE AT WWW.SEC.GOV. SHAREHOLDERS AND INVESTORS ALSO MAY OBTAIN A COPY OF THESE DOCUMENTS, AS WELL AS ANY OTHER DOCUMENTS THAT TB WOOD'S HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WITHOUT CHARGE, FROM D.F. KING & CO., INC., THE INFORMATION AGENT FOR THE TENDER OFFER, BY DIRECTING SUCH REQUEST TO D.F. KING & CO., INC., TOLL FREE AT (866) 669-5550. SHAREHOLDERS ARE URGED TO CAREFULLY READ THESE MATERIALS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE OFFER.

About TB Wood's

         TB Wood's is an established designer, manufacturer and marketer of electronic and mechanical industrial power transmission products which are sold to North American and international manufacturers and users of industrial equipment. Headquartered in Chambersburg, Pennsylvania, the Company operates production facilities in the United States, Canada, Mexico, Germany, Italy and India. Additional information on TB Wood's and our products can be found online at http://www.tbwoods.com.

Safe Harbor Statement

This press release contains statements which are forward looking within the meaning of applicable securities laws. These statements include or imply projections of future performance that are based upon the Company's current expectations and assumptions. These expectations and assumptions, as well as the Company's future performance, are subject to a number of risks and uncertainties. Factors that could cause actual results to differ from projected results are discussed in various of the Company's documents on file with the SEC.